                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  Quipp, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   748802-10
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                                 (CUSIP Number)

                               Robert T. Montaque
                        Robins, Kaplan, Miller & Ciresi
                         800 LaSalle Avenue, Suite 2800
                                  612-349-8500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 6, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 748802-10               13D                        PAGE 2  OF  9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Pyramid Trading Limited Partnership 36-3723624
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    162,838 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    162,838 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    162,838 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     BD, PN, IV
--------------------------------------------------------------------------------

CUSIP NO. 748802-10               13D                        PAGE 3  OF  9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Oakmont Investments, LLC 36-3996171
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    162,838 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    162,838
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     162,838 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO, IV
--------------------------------------------------------------------------------

CUSIP NO. 748802-10               13D                        PAGE 4  OF  9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Daniel Asher ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    162,838 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    162,838
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     162,838 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

     This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D (the "Schedule 13D") filed on July 3, 2000 by Pyramid Trading Limited Partnership ("PT"), Oakmont Investments, LLC, the general partner of PT ("OI") and Daniel Asher, as Manager of OI and individually ("DA") (collectively, the "Reporting Persons"), with respect to their beneficial ownership of common stock, without par value (the "Common Stock"), of, Quipp Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 4800 N.W. 157th Street, Miami, Fl 33014.

     Items 3, 4, 5 and 7 are hereby amended in their entirety to read as follows:

ITEM 3.

     From September 29, 2001 to April 11, 2001, PT purchased 50,000 shares of Common Stock for an aggregate consideration of $1,019,337.50 (not including brokerage commissions) and sold 15,500 shares of Common Stock realizing $395,187.50, thus increasing its holdings on a net basis by 34,500 shares to a total of 162,838 shares as of April 30, 2001. PT acquired such shares using working capital.

ITEM 4.

         The Reporting Persons have acquired the Common Stock described herein in order to obtain an equity position in the Company.

         The Reporting Persons may determine to seek representation on the Board of Directors of the Company and may determine to seek control of the Company. The Reporting Persons may acquire additional shares of Common Stock and may enter into arrangements with third parties who may be interested in joining with the Reporting Persons to acquire control of the Company.

         The Reporting Persons may attempt to dispose of the Common Stock in the open market, in privately negotiated transactions or otherwise.

         Depending on the course of action that the Reporting Persons pursue, the possible activities of the Reporting Persons are subject to change at any time and there is no assurance that the Reporting Persons will purchase additional Common Stock or seek representation on the Board of Directors.

ITEM 5.

         (a) As of April 30, the Reporting Persons beneficially owned the amounts of Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 1,913,670 shares outstanding as of April 23, 2001 as set forth in the Company's Tender Offer Statement filed on April 25, 2001.

                  Reporting         Shares of        Percent of
                   Persons          Common Stock     Outstanding Common Stock
                   -------          ------------     ------------------------
                  PT, OI, DA         162,838         8.5%

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) The information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference. All of the transactions were open market transactions.

ITEM 7.

         (a) Agreement dated as of April 30, 2001 by and among the signatories of this Statement on Schedule 13D with respect to its filing.





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                                                                          Page 5

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 30, 2001            PYRAMID TRADING LIMITED PARTNERSHIP
                                BY OAKMONT INVESTMENTS, LLC ITS GENERAL PARTNER


                                BY   /s/ Daniel Asher
                                     ------------------------------------------
                                         Daniel Asher,
                                         Manager, Oakmont Investments, LLC


                                OAKMONT INVESTMENTS, LLC



                                BY   /s/ Daniel Asher
                                     ------------------------------------------
                                         Daniel Asher, Manager


                                  /s/ Daniel Asher
                                -----------------------------------------------
                                DANIEL ASHER



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                                                                          Page 6

                                   APPENDIX A

                          NUMBER OF
           DATE            SHARES        PRICE PER SHARE*      TOTAL PRICE
           ----            -------       ----------------      -----------
        2/27/01              1,000            $23.500      $   23,500.00
        2/27/01              1,000            $23.500      $   23,500.00
        3/23/01              1,000            $22.750      $   22,750.00
        3/23/01                400            $22.750      $    9,100.00
         4/6/01              5,000            $19.750      $   98,750.00
         4/6/01              5,000            $19.750      $   98,750.00
         4/6/01              5,000            $20.250      $  101,250.00
         4/6/01              5,000            $20.250      $  101,250.00
         4/6/01              5,000            $20.250      $  101,250.00
         4/6/01                100            $20.375      $    2,037.50
         4/6/01              4,900            $20.375      $   99,837.50
         4/6/01              1,800            $20.375      $   36,675.00
         4/6/01              2,400            $20.375      $   48,900.00
         4/6/01                800            $20.375      $   16,300.00
         4/6/01              5,000            $20.375      $  101,875.00
        4/11/01              2,000            $19.850      $   39,700.00
        4/11/01              2,000            $19.850      $   39,700.00
        4/11/01              2,000            $19.850      $   39,700.00
                             -----                            ----------

TOTALS                      49,400                         $1,004,825.00





*Does not include commissions








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                                                                          Page 7

EXHIBIT INDEX

EXHIBIT NO.       DOCUMENT

    1 Agreement, dated as of April 30, 2001 by and among the signatories of this Statement with respect to its filing.



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                                                                          Page 8